Exhibit 20.1

M U N I M A E                                218  North  Charles St., Suite 500
Municipal Mortgage & Equity, LLC             Baltimore, Maryland 21201-4019
                                             TEL 410-962-8044  FAX 410-347-0587
                                             info@munimae.com


PRESS RELEASE                 CONTACT:  Derek K. Cole
                                        Director, Investor Relations
FOR IMMEDIATE RELEASE                   (888) 788-3863
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 MUNIMAE ANNOUNCES THE PUBLIC OFFERING OF 3,000,000 COMMON SHARES

BALTIMORE, MD, January 26, 1998 -- Municipal Mortgage and Equity, L.L.C. (AMEX: MMA), also known as MuniMae, announced today the public offering of 3,000,000 growth, or common, shares at a price of $20.625 per share.

Mark K. Joseph, Chairman of the Board and CEO of MuniMae stated, "Net proceeds from this offering are intended to fund bond acquisitions totaling $116 million. These acquisitions are secured by 14 multifamily communities encompassing 2,949 units in 5 states. This offering is part of our plan to grow MuniMae.

Net proceeds of the offering to MuniMae will be approximately $58 million. The underwriters, led by Legg Mason Wood Walker, Incorporated, Merrill Lynch & Co. and Wheat First Butcher Singer, have an option to purchase an additional 450,000 shares to cover over-allotments. If the option is exercised in full, the net proceeds to the Company would then be approximately $67 million. The offering is expected to close on January 30, 1998. A written prospectus supplement prepared in connection with this offering may be obtained by calling the Company at (888) 788-3863.

MuniMae originates, invests in, and services tax-exempt multifamily housing bonds. The Company's assets currently (prior to the offering) consist of 38 tax-exempt bonds and other bond related investments, most of which provide for MuniMae to participate in the appreciation of the underlying apartments on a tax-exempt basis. The multifamily housing complexes which back MuniMae's portfolio are located in eleven states, contain 9,993 units with an average occupancy of 95%, and are valued at approximately $375 million.

MuniMae is organized as a limited liability company which provides for tax advantages as well as the benefit of corporate governance. MuniMae, like Real Estate Investment Trusts ("REITs"), is exempt from tax at the corporate level. In addition, the Company passes through to its shareholders primarily tax-exempt dividends which are generated by its municipal bond investments. Dividends to shareholders are declared and paid quarterly.

   MUNIMAE: TAX-EXEMPT DIVIDENDS AND GROWTH THROUGH REAL ESTATE